CERTIFICATE OF INCORPORATION
                                OF
                ALFA INTERNATIONAL HOLDINGS CORP.

FIRST: The name of the corporation is ALFA INTERNATIONAL HOLDINGS
CORP.

SECOND: Its principal place of business in the State of Delaware is to be located at 2711 Centerville Road, Wilmington, County of New Castle, State of Delaware, 19808. The registered agent in charge thereof is The Company Corporation at the same address as above.

THIRD: The nature of the business and the objects and purposes proposed to be transacted, promoted and carried on, are to do any and all things herein mentioned, as fully and to the same extent as natural persons might or could do, and in any part of the world, viz:

"The purpose of the corporation 1s to engage in my lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware."

FOURTH: The Corporation shall be authorized to issue TWO (2) CLASSES of Stock. One class shall be designated as COMMON STOCK and shall be the voting stock of the Corporation. The total number of Shares of COMMON STOCK that he corporation is authorized to issue is TWENTY FIVE MILLION (25,000,000) SHARES, with a per value of one tenth of one cent ($0.001) each. The other Class of stock the Corporation shall have authority to issue shall be designated as PREFERRED STOCK, and shall be non-voting stock of the Corporation. The total number of Shares of PREFERRED STOCK that the Corporation shall have authority to issue shall be ONE (1,000,000) MILLION SHARES which shall have a par value of one tenth of one cent ($0.001) each and which may be issued in series by the Board of Directors from time to time. The terms, conditions and character of the Shares of PREFERRED STOCK shall be fixed by the Board of Directors of the corporation prior to the time any of such PREFERRED STOCK shares are issued by the corporation.

FIFTH: The name and mailing address of the incorporator is as follows:

Charles P. Kuczynski, 350 Fifth Avenue, Suite 1103, New York,
N.Y. 10118-1104

SIXTH: The powers of the incorporator are to terminate upon filing of the certificate of incorporation, and the name an mailing address of the persons who will serve as directors until the first annual meeting of stockholders or until successors are elected and qualify is as follows:

Frank J. Drohan, 350 Fifth Avenue, Suite 1103, New York, NY 10118.

SEVENTH: The Directors shall have the power to make and to alter or amend the By-Laws; to fix the amount to be reserved as working capital and to authorize and cause to be executed mortgages and liens without limit as to the amount upon the property and franchise of the Corporation.

With the consent in writing and pursuant to a vote of the holders of a majority of the capital stock issued and outstanding, the Directors shall have the authority to dispose, in any manner, of the whole property of this Corporation.




Stamped as follows by the State of Delaware:

     State of Delaware
    Secretary of State
  Division of Corporations
Delivered 02:20 PM 10/08/2004
  FILED 02:20 PM 10/08/2004
SRV 040730096 - 3863714 FILE